

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2014

Via E-mail
Jack B. Chadsey
Chief Executive Officer
iWallet Corporation
7394 Trade Street
San Diego, California 92121

> **Re: iWallet Corporation**
> **Registration Statement on Form S-1**
> **Filed September 5, 2014**
> **File No. 333-198610**

Dear Mr. Chadsey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note you are registering for resale 20,968,130 shares of common stock which represents roughly 71% of your shares currently outstanding. Since you are registering such a high percentage of your outstanding common stock on this Form S-1, please provide us with a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. See Compliance & Disclosure Interpretation 612.09, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, for guidance in distinguishing secondary offerings from primary offerings.

Prospectus Cover Page, page 3

2. We note your disclosure that you are registering 20,968,130 shares of common stock and 20,968,130 shares underlying warrants. However, in other in all other sections of your registration statement you state that you are registering a total of 20,968,130 comprised of 10,484,065 shares of common stock and 10,484,065 shares underlying warrants. Please advise or revise your disclosure as appropriate.

Risk Factors, page 6

3. Please revise your risk factors to discuss the unavailability of Rule 144 for the resale of your common shares.

Because we conduct business outside of the United States, we are subject to certain additional risks related to doing business in foreign countries., page 8

4. We note your reference to your products being manufactured "under contract" in China. Please revise your registration statement to file this contract as an exhibit to your filing. Please refer to Item 601 of Regulation S-K.

Directors and Executive Officers, page 24

5. We note subsequent to filing your registration statement a Form 8-K was filed on September 10, 2014 announcing the appointment of Jack B. Chadsey as your new Chief Executive Officer. Please revise your disclosure to include all information required under Item 401, Item 402, Item 403, and Item 404 of Regulation S-K. Additionally, please revise your disclosure as appropriate in other relevant section of your filing. For example, please file any employment agreements with your executive officers.

Executive Compensation

Compensation Discussion and Analysis, page 25

6. We note your disclosure on page 25 regarding the compensation of your executive officers. Please advise whether the monthly salary due to your executive officers is accrued if the company is lacking the "financial resources and ability to pay."

Part II

Recent Sales of Unregistered Securities, page 32

7. Please revise to include the consideration received for the September 2, 2014 units placement. Please refer to Item 701(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via Email
        Joe Laxague, Esq.